 USA’s Only Conventional Lithium Project  Corporate Presentation – June 2019  ASX: PLL  NASDAQ: PLL  ABN 50 002 664 495

USA's Only Conventional Lithium Project

INTEGRATED BUSINESS	▪ Integrated spodumene-to-hydroxide business model ▪ One of four such large projects globally
IDEAL LOCATION	▪ Abundant infrastructure and lithium talent pool ▪ 50+ years of lithium processing in North Carolina
LOW COSTS	▪ 1st quartile operating costs ▪ US$888mm NPV on initial 13-year mine life
SUPERIOR MINERALOGY	▪ XRD analysis confirms pure spodumene nature of ore body ▪ Absence of petalite & lepidolite should lead to strong recoveries
VAST UPSIDE POTENTIAL	▪ Resource of 27.9 Mt @ 1.11% with numerous drill targets ▪ Carolina TSB one of world's leading lithium regions
NEAR-TERM CATALYSTS	▪ Next 45 days – Metallurgy and Scoping updates ▪ Next 6 months – Offtake, Permits and Feasibility Study
VALUATION UPSIDE	▪ Trading at <10% of Project NPV ▪ Kidman & Wodgina deals imply huge upside for PLL shares

PIEDMONT LITHIUM
ASX:PLL; NASDAQ:PLL
2

 The American Mineral Security Act  3  “I think It’s Really Important for our National Security” NC10 Rep Patrick McHenry  “Our nation’s mineral security is a significant, urgent, and often ignored challenge…our reliance on China and other nations for critical minerals costs us jobs…and leaves us at a geopolitical disadvantage.” – U.S. Senator Lisa Murkowski, Chair of the Committee on Energy and Natural Resources “The challenge…is ensuring that the U.S. does not exchange a dependence on OPEC’s oil for a dependence on China’s batteries and critical minerals.” – Robbie Diamond, Securing America’s Future Energy

 Piedmont Ideally Located in North Carolina    # 1 State for Business Forbes Magazine  0%State Mining Royalties  23%Corporate Tax Rate  ~100%Historic Lithium Production  4

 North Carolina Cost Advantage  Source: Public filings, Primero and Company estimates  Location drives 1st quartile cost position  5

 Projected to be a 1st Quartile Producer  Source: Roskill, Refined production cost includes all direct and indirect operating costs related directly to the physical activity of producing a refined lithium compounds, including feedstock costs (either from internal sources measured using the all-in sustaining cost of production (site operating plus other costs, as defined above), refining, on-site general and administrative costs and selling expenses. It does not include costs associated with corporate-level administrative expenses.  6

Low Costs Lead to Exceptional Economics

Phased Development to Manage Risk and Minimize Dilution

13	$235mm	$888mm	46%
Year Mine Life	Run-rate EBITDA	After-tax NPV	After-tax IRR

PHASE ONE – 2020-2022

- Mine & Concentrator
- 170,000 tpy 6% concentrate + by-product minerals
- $130mm initial capex
- Steady-state EBITDA - $80mm

PHASE TWO – 2023+

- Chemical Plant
- 22,700 tpy lithium hydroxide
- $340mm capex funded partially by concentrate cash flow
- Steady-state EBITDA - $235mm

Source: Company Scoping Study. Refer to the announcement dated September 13, 2018.

PIEDMONT LITHIUM

ASX:PLL; NASDAQ:PLL

7

Superior Profitability Index vs. Other Mining Projects

Profitability Index Measures NPV vs. Initial Capex


2.0
1.6
1.2
0.8
0.4
0.0
Piedmont
Trilogy
Sabina
Corvus
Osisko
Clean TeQ
General Moly
Midas
Western Copper
E-Cobalt
Seabridge
Northern Dynasty
Polymet

	Piedmont	Trilogy	Sabina	Corvus	Osisko	CleanTeQ	General Moly	Midas	Western Copper	eCobalt	Seabridge	Northern Dynasty	Polymet
Project	Piedmont	Arctic	Back River	North Bullfrog	Windfall	Sunrise	Mt. Hope	Stibnite	Casino	Idaho Cobalt	KSM	Pebble	Northmet
Commodity	Lithium	Copper	Gold	Gold	Gold	Nickel	Moly	Gold	Copper	Cobalt	Au / Cu	Copper	Copper
Location	USA	USA	Canada	USA	Canada	Australia	USA	USA	Canada	USA	Canada	USA	USA
Stage	PEA	PFS	DFS	PEA	PEA	DFS	DFS	PFS	DFS	DFS	PFS	PEA	DFS
After-tax NPV_8 (US$mm)	$888	$1,413	$455	$586	$310	$1,390	$734	$832	$1,830	$136	$3,400	$1,774	$271
Initial Capex (US$mm)	$470	$780	$311	$424	$298	$1,491	$802	$970	$2,456	$187	$5,500	$4,695	$1,216
Profitability Index (NPV/Capex)	1.89	1.81	1.46	1.38	1.04	0.93	0.92	0.86	0.75	0.73	0.62	0.38	0.22
After-tax IRR	46%	33%	28%	38%	33%	19%	18%	19%	20%	21%	10%	15%	10%
Payback	2.0	2.0	2.9	2.1	2.1	4.3	4.1	3.4	3.0	2.9	6.4	5.3	7.5
Market Cap (US$mm)	$70	$337	$226	$146	$550	$147	$48	$115	$52	$41	$714	$179	$159

PIEDMONT LITHIUM
ASX:PLL; NASDAQ:PLL
8

2019 Catalysts Should Drive Re-Rating

Piedmont Currently Trading at a Substantial Discount to Peers

- **Last 30 Days**
  - Phase 4 drill results
  - PFS-level mineralogy
  - Mineral Resource update
- **Next 45 Days**
  - PFS-level metallurgy
  - Scoping Study update
- **H2 2019**
  - Permitting
  - Reserve declaration
  - Definitive Feasibility Study
  - Offtake / Partnering
  - Project financing



Enterprise Value
(US$mm)
77
153
179
263
318
394
526
847
1,150
PLL
INR
A40
NMX
AJM
LAC
KDR
PLS
ALB / MIN

PIEDMONT LITHIUM
ASX:PLL; NASDAQ:PLL
9

M&A Deals Imply Substantial Upside for PLL Shares

Kidman and Wodgina Deal Pricing Consistent and Encouraging

Lithium M&A Activity Accelerating

- Wesfarmers US$545mm bid for Kidman
- ALB US$1.15bb bid for 50% of Wodgina
- Pilbara and Nemaska have hired advisors
- Posco's acquisition of Galaxy properties
- Pluspetrol acquisition of LSC Lithium
- Schlumberger investment in Pure Energy

M&A Valuations Imply Upside for PLL

- EBITDA multiples of 2.4x-2.5x
    - PLL steady-state EBITDA ~$235mm
- LiOH production multiple of ~$22k-$23k
    - PLL annual LiOH production 22,700t
- Project NPV multiples of 0.60x-0.90x
    - PLL Project NPV ~$888mm



Transaction Value / Steady-State EBITDA
3.00
2.50
2.00
1.50
2.54
2.37
Wodgina
Kidman



Transaction Value / Annual LiOH Production
$25,000
$20,000
$15,000
$23,000
$21,883
Wodgina
Kidman



Transaction Value / Net Present Value
1.00
0.75
0.50
0.25
0.94
0.58
Wodgina
Kidman

PIEDMONT LITHIUM
ASX:PLL; NASDAQ:PLL
10

Corporate Snapshot

Dual-Listed on ASX and Nasdaq to Maximize Liquidity

Piedmont Lithium Limited

	ASX	Nasdaq
Shares / ADRs (1 ADR = 100 Shares)	670.4 mm	6.70 mm
Price (@ 6/21/19)	A$0.165	US$11.95
Market Cap	A$110.6	US$80.1mm
Cash (@ 3/31/19)	A$10.3 mm	US$7.1 mm
90-day ADTV (42% Nasdaq, 58% ASX)	~A$152,000	~US$80,000

Key Shareholders

AustralianSuper Pty Ltd	13.2%
Officers and Directors	11.6%

Research Coverage

CANACCORD Genuity

ROTH Capital Partners

FOSTER STOCKBROKING

VIII EIGHT CAPITAL

Share Price 30% Below Pre-Resource Highs



0.24
0.20
0.16
0.12
0.08
4
2
-
Jan 18
Apr 18
Jul 18
Oct 18
Jan 19
Apr 19

Board of Directors

Ian Middlemas	*Australia*	Chairman
Keith D. Phillips	*USA*	CEO
Anastasios Arima	*USA*	Executive Director
Jeff Armstrong	*USA*	Director
Jorge Beristain	*USA*	Director
Levi Mochkin	*Australia*	Director

PIEDMONT LITHIUM

ASX:PLL; NASDAQ:PLL 11

 Project Background

 High-Grade Mineral Resource  27.9 Mt @ 1.11% Li2O764,000 tonnes of contained LCE100% of the lithium is attributable to spodumene mineralizationShallow open pits – 74% of resource within 100m of surface and 97% within 150mOpen along strike and at depth – Phase 4 drilling ongoing    13  One of North America’s Largest Hard-Rock Lithium Resources

 Vast Exploration Upside  14  “The pegmatite deposit in the Kings Mountain district in North Carolina is considered one of the three largest lithium bearing pegmatite deposits in the world together with the Manono deposit in the Democratic Republic of Congo and Greenbushes in Australia.” – Minerals Engineering – January 2019 Issue  Large Areas of the Carolina Tin-Spodumene Belt Remain Unexplored

 Aggressive Land Consolidation Strategy  15  Initial Options415 Acres  2017903 Acres  20181,383 Acres  Current2,105 Acres    Numerous Prospective Targets to Drive Resource and Mine Life

 Exceptional Pure Spodumene Mineralogy  16  “The first question an investor should ask of a hard-rock lithium CEO is “how much of the lithium reports to spodumene?” – Jon Hykawy , PhD – President, Stormcrow Capital  XRD analysis confirms pure spodumene nature of Piedmont’s ore bodyAbsence of petalite and lepidolite in pegmatites expected to lead to high lithium recoveryMineralogy consistent across Piedmont’s Core, Central and Sunnyside properties

 Strong Metallurgical Recoveries  Resource Grade  Recovered Grade  Competitive Resource Grade…1.11% Resource Grade  …and Positive Met Recoveries…85% recoveries…based on bench scale tests and North Carolina precedent…and supported by pure spodumene mineralogy  …Lead to Strong Recovered GradeDriving exceptional project economics  17  Pure Spodumene Mineralogy Supports Strong Recoveries

 Positive Impact of By-Products  By-products were a large business for past lithium producers in NCStrong local markets for quartz, feldspar and micaImports represent large market share due to US mine depletionsInitial offtake conversations underway with leading market participants  By-product  Annual Volume (tpy)  Assumed Sales Price (US$/t)  Markets  Quartz  99,000  $100  Low-iron glass including solar panel cover glass, industrial ceramics  Feldspar  125,000  $75  Glass, frit, and industrial ceramics  Mica  15,500  $50  Specialty paints including automotive, filler uses, joint-compound  18

Highly-Experienced Project Team

Management Team

Keith Phillips

Managing Director & CEO

30+ Years Wall Street experience with JPMorgan, Merrill Lynch and Dahlman Rose

Anastasios Arima

Executive Director & Co-founder

10+ Years Mining Company Executive, Founder of multiple mining companies

Lamont Leatherman

VP – Geology & Co-founder

25+ Years Exploration Geologist, Ex-senior Positions in BHP & Noranda in the Carolinas

Patrick Brindle

VP – Project Management

20+ Years US & Global Engineering, Procurement and Construction Expert

David Buckley

VP – Process Engineering

25+ Years Lithium Extraction and Conversion Expert, Ex-FMC and Albemarle

Tim McKenna

Advisor – Government Relations

30+ Years Government & Investor Relations, including with Rockwood Lithium

Technical Consultants

PRIMERO

Scoping Study Lead
(Australia & Canada)

CSA

Resource Geology
(Australia & Canada)

SGS

Metallurgy
(Canada)

HDR

Permitting
(North Carolina)

Marshall Miller & Associates

Mine Planning
(Virginia)

NC STATE UNIVERSITY
Industry Expansion Solutions

Analytical Testwork
(North Carolina)

HAZEN

Analytical Test Work
(Colorado)

DeepEarth LOGIC

Blast Studies
(North Carolina)

PIEDMONT LITHIUM

ASX:PLL; NASDAQ:PLL

19

Controlling Project Timeline and Capital Budget

LOCATION	▪ NC the #7 mining state in USA ▪ 50 years of lithium processing experience in TSB ▪ 3mm population within 30 miles ▪ No fly-in / fly-out camps ▪ Weather conducive to year-round activity
TEAM	▪ Core team has extensive project development experience ▪ Lead engineer Primero integral to recent successful start-ups / upgrades ▪ Alliance, Pilbara, Altura, Mt. Cattlin ▪ Mining engineers Marshall Miller a leader in eastern USA
BUDGET	▪ Committed to setting realistic expectations ▪ Despite locational advantages PLL capex estimates at high-end of range ▪ Budgeting 4-year ramp for LiOH plant vs. 1 year for others ▪ Budgeting 1/3 of by-product capacity ▪ Fixed price EPC contract anticipated for mine / concentrator
TIMELINE	▪ PLL will build in phases to manage equity dilution and execution risk ▪ More important to *'do it right'* than to *'do it fast'* ▪ Li demand CAGR 20% pa for years to come – *'marathon not a sprint'*
ALIGNMENT	▪ Officers and directors have substantial equity exposure ▪ Maximizing shareholder value is our core objective

PIEDMONT LITHIUM

ASX:PLL; NASDAQ:PLL

20

Lithium Markets

 World #1 Car Company VW is All-In on Electric Vehicles    Audi e-tron (2019)  Tesla Model 3 (2018)  22  Porsche Taycan (2019)  Complete Dedication to EVs$80bb capital investmentJoint commitment to lithium-ion with BMW and DaimlerFocus on hydroxide from spodumene“Mining is considered the future-proof solution, both commercially and in terms of sustainability”“Lithium hydroxide from mining is the future-relevant product”Aggressively Targeting US MarketEVs to be produced in Chattanooga, TennesseeBatteries to be sourced from new SK Innovation plant in Georgia   “Lithium: The Irreplaceable Element of the Electric Era” VW Press Release

 Strong EV Demand Expected to Lead to Lithium Shortages  Source: Benchmark Minerals Intelligence  Source: EV Reports.com  Source: Green Car Reports  New Supply Needed to Support Growth in EV Demand  23

 Supply Growth Consistently Over-Estimated  24  Source: Goldman Sachs / Orocobre Limited

 LCE Prices Returning to ‘New Normal’    “…contract prices in 2021 and 2025 are equal to or greater than the 2018 sales price with opportunities for price increases” – Luke Kissam, Albemarle CEO“…our average price could decrease during the second half of this year to an average of $11,000-$12,000 per metric ton.” – SQM Q1Report  SQM Lithium Carbonate Prices  25

 Current Lithium Prices Consistent with Piedmont Projections    26  Hydroxide premium of $2,500/t -$3,000/t, consistent with historic precedentLiOH prices $14,000/t - $15,000/t vs. Scoping Study estimate of $14,000

 Disclaimers  Cautionary Statements and Important InformationThis presentation does not constitute or form part of any offer to sell, or solicitation of any offer to buy, any securities in the United States or any other country. This presentation may not form the basis of any contract or commitment whatsoever with any person. Distribution of this presentation may be restricted by applicable law. This presentation has been prepared by Piedmont Lithium Limited (“Piedmont”) as a summary only, and does not contain all information about Piedmont’s assets and liabilities, financial position and performance, profits and losses, prospects, and the rights and liabilities attaching to Piedmont’s securities. Any investment in Piedmont should be considered speculative and there is no guarantee that they will make a return on capital invested, that dividends would be paid, or that there will be an increase in the value of the investment in the future. Piedmont does not purport to give financial or investment advice. No account has been taken of the objectives, financial situation or needs of any recipient of this presentation. Recipients of this presentation should carefully consider whether the securities issued by Piedmont are an appropriate investment for them in light of their personal circumstances, including their financial and taxation position. Forward Looking StatementsThis presentation contains forward-looking statements within the meaning of securities legislation in Australia and the United States, including statements regarding exploration and development activities; plans for Piedmont’s mineral projects; projections of market demand and lithium prices; statements about the timing and amount of resource declarations; and statements about the timing and ability to complete scoping studies and feasibility studies. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual events, results, performance or achievements to be materially different from events, results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the risk that we will be unable to commercially extract mineral deposits, that our properties may not contain expected reserves, risks and hazards inherent in the mining business (including risks inherent in developing mining projects, environmental hazards, industrial accidents, weather or geologically related conditions), uncertainty about our ability to obtain required capital to execute our business plan, our ability to hire and retain required personnel, changes in the market prices of lithium, changes in technology or the development of substitute products, the uncertainties inherent in exploratory, developmental and production activities, including risks relating to permitting and regulatory delays, uncertainties inherent in the estimation of lithium resources, risks related to competition, as well as other uncertainties and risk factors set out in filings made from time to time with the Australian Stock Exchange and the U.S. Securities and Exchange Commission, including our most recent Form 20-F. Actual events, results, performance and achievements could vary significantly from the estimates presented in this presentation. Readers are cautioned not to put undue reliance on forward-looking statements. We disclaim any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or otherwise. Additionally, we undertake no obligation to comment on analyses, expectations or statements made by third parties in respect of Piedmont, its financial or operating results or its securities.Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred ResourcesThe information contained in this presentation has been prepared in accordance with the requirements of the securities laws in effect in Australia, which differ from the requirements of U.S. securities laws. The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are Australian terms defined in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”). However, these terms are not defined in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and are normally not permitted to be used in reports and filings with the U.S. Securities and Exchange Commission (“SEC”). Accordingly, information contained herein that describes Piedmont’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder. U.S. investors are urged to consider closely the disclosure in Piedmont’s Form 20-F, a copy of which may be obtained from Piedmont or from the EDGAR system on the SEC’s website at http://www.sec.gov/.Competent Persons StatementsThe information in this presentation that relates to Exploration Results is extracted from the Company’s ASX announcements dated June 25, 2019, June 18, 2019, May 29, 2019, April 24, 2019, March 14, 2019, February 13, 2019, October 17, 2018, August 23, 2018, July 19, 2018, June 14, 2018, June 7, 2018, May 17, 2018, May 10, 2018, April 9, 2018, 4 April 2018, 15 March 2018, 1 December 2017, 2 November 2017, 27 September 2017, 23 May 2017, 3 April 2017, and 18 October 2016 which are available to view on the Company’s website at www.piedmontlithium.com. The information in this presentation that relates to Exploration Targets and Mineral Resources is extracted from the Company’s ASX announcements dated June 14, 2018 and April 24, 2019 which are available to view on the Company’s website at www.piedmontlithium.com. The information in this presentation that relates to Metallurgical Testwork Results is extracted from the Company’s ASX announcements dated September 4, 2018 and July 17, 2018 which are available to view on the Company’s website at www.piedmontlithium.com. The information in this presentation that relates to Process Design, Process Plant Capital Costs, and Process Plant Operating Costs is extracted from the Company’s ASX announcements dated September 13, 2018 and July 19, 2018 which are available to view on the Company’s website at www.piedmontlithium.com. The information in this presentation that relates to Mining Engineering and Mine Schedule is extracted from the Company’s ASX announcements dated September 13, 2018 and July 19, 2018 which are available to view on the Company’s website at www.piedmontlithium.com.Piedmont confirms that: a) it is not aware of any new information or data that materially affects the information included in the original ASX announcements; b) all material assumptions and technical parameters underpinning Mineral Resources, Exploration Targets, Production Targets, and related forecast financial information derived from Production Targets included in the original ASX announcements continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially modified from the original ASX announcements.Exploration TargetThe Exploration Target is based on the actual results of Piedmont’s previous drill programs. To determine potential tonnage and grade ranges at the deposit, Li2O assay values and density values from drilling have been applied to the volume estimates. A density value of 2.71 g/cm3 is applied to derive tonnage values. Using this methodology an Exploration Target of between 4.0 to 4.5 million tonnes at a grade of between 1.10% and 1.20% Li2O is approximated for the Core property and an Exploration Target of between 2.0 to 2.5 million tonnes at a grade of between 1.1% and 1.3% Li2O is approximated for the Central property. The potential quantity and grade of this Exploration Target is conceptual in nature, there has been insufficient exploration to estimate a Mineral Resource and it is uncertain if further exploration will result in the estimation of a Mineral Resource.    27

 America’s Only Conventional Lithium Project  Piedmont Lithium Limited  Corporate Presentation – June 2019  Keith D. Phillips – President and CEO   +1 973 809 0505  kphillips@piedmontlithium.com  Exploration Office5706 Dallas-Cherryville Hwy. 279 | Bessemer City | NC 28016| USA   www.piedmontlithium.com  Registered Office28 The Esplanade | 9th Floor | Perth | WA 6000 | Australia   Head Office28 West 44th Street |Suite 810 | New York | NY 10036 | USA